                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                                Film Roman, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock and Warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317234102
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Required Filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 Pages

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-------------------                                            -----------------
CUSIP No. 317234102                   13G                      Page 2 of 3 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Pecks Management Partners Ltd.                             11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]
           Not applicable

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,198,993
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             Not applicable
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,198,993
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            Not applicable
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,198,993
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.84%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------



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                    PECKS MANAGEMENT PARTNERS LTD.

Item 1a.            FILM ROMAN, INC.

Item 1b             12020 Chandler Blvd., Suite 200
                    North Hollywood, CA  91607

Item 2a             Pecks Management Partners Ltd.

Item 2b             One Rockefeller Plaza, Suite 900
                    New York, NY  10020

Item 2c             New York

Item 2d             Common Stock and Warrants

Item 2e             Cusip:  317234102

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4a             1,198,993 shares
                    b        13.84%
                    ci       1,198,993
                    ii       Not applicable
                    iii      1,198,993
                    iv       Not applicable

Item 5              Not applicable

Item 6 The Common Stock as to which this Schedule relates are owned by three investment advisory clients of Pecks, which clients would receive dividends and the proceeds from the sale of such shares. One such client, Delaware State Employees' Retirement Fund, is known to have such interest with respect to more than 5% of the class

Item 7-9            Not Applicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct


Dated:  February 14, 2000


                                        By: /s/ Arthur W. Berry
                                            ------------------------------
                                            Name:  Arthur W. Berry
                                            Title: Managing Director